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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO

               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
            SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                             GRUBB & ELLIS COMPANY
        (Name of Subject Company (issuer) and Filing Person (offeror))

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   400095204
                                   400095105
                     (CUSIP Number of Class of Securities)

                            ROBERT J. WALNER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             GRUBB & ELLIS COMPANY
                         2215 SANDERS ROAD, SUITE 400
                          NORTHBROOK, ILLINOIS 60062
                                (847) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications
                      on Behalf of the Filing Person(s))

                                   COPY TO:
                             SCOTT R. HABER, ESQ.
                               LATHAM & WATKINS
                       505 MONTGOMERY STREET, SUITE 1900
                        SAN FRANCISCO, CALIFORNIA 94111
                                (415) 391-0600

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                           CALCULATION OF FILING FEE

           Transaction valuation*                           Amount of filing fee
           ----------------------                           --------------------
                 $49,000,000                                       $9,800

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 7,000,000 shares of common stock at the tender offer price of $7.00 per share.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: Not applicable.        Filing party: Not applicable.
    Form or Registration No.: Not applicable.      Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [_]third-party tender offer subject to Rule 14d-1

  [X]issuer tender offer subject to Rule 13e-4

  [_]going private transaction subject to Rule 13e-3

  [_]amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]

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

   This Tender Offer Statement on Schedule TO relates to the offer by Grubb & Ellis Company, a Delaware corporation, to purchase shares of its common stock, $0.01 par value. Grubb & Ellis Company is offering to purchase up to 7,000,000 shares at a price of $7.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Grubb & Ellis Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

   The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 12. EXHIBITS.

 (a)(1)(i)    Offer to Purchase.


 (a)(1)(ii)   Letter of Transmittal.


 (a)(1)(iii)  Notice of Guaranteed Delivery.


 (a)(1)(iv)   Letter to Shareholders from the Office of the President of Grubb
              & Ellis Company, dated December 15, 2000.


 (a)(1)(v)    Letter to Participants in the Grubb & Ellis 401(k) Plan, dated
              December 15, 2000.


 (a)(1)(vi)   Trustee Direction Form.


 (a)(1)(vii)  Notice to Employee Stock Purchase Plan Participants, dated
              December 15, 2000.


 (a)(1)(viii) Tender Instruction Form for Employee Stock Purchase Plan Shares.


 (a)(1)(ix)   Memo to Optionees, dated December 15, 2000.


 (a)(1)(x)    Notice of Instructions (Options).


 (a)(1)(xi)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.


 (a)(2)       Not applicable.


 (a)(3)       Not applicable.


 (a)(4)       Not applicable.


 (a)(5)(i)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.


 (a)(5)(ii)   Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.


 (a)(5)(iii) Press Release dated December 15, 2000. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

 (b)          Not applicable.


 (d)          Not applicable.


 (g)          Not applicable.


 (h)          Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2000                  GRUBB & ELLIS COMPANY

                                          By: /s/ BRIAN D. PARKER
                                            -----------------------------------
                                            Name: Brian D. Parker
                                            Title: Executive Vice President

                                 EXHIBIT INDEX

 Exhibit Number Description
 -------------- -----------
  (a)(1)(i)     Offer to Purchase.


  (a)(1)(ii)    Letter of Transmittal.


  (a)(1)(iii)   Notice of Guaranteed Delivery.


  (a)(1)(iv) Letter to Shareholders from the Office of the President of Grubb & Ellis Company, dated December 15, 2000.


  (a)(1)(v)     Letter to Participants in the Grubb & Ellis 401(k) Plan, dated
                December 15, 2000.


  (a)(1)(vi)    Trustee Direction Form.


  (a)(1)(vii)   Notice to Employee Stock Purchase Plan Participants, dated
                December 15, 2000.


  (a)(1)(viii)  Tender Instruction Form for Employee Stock Purchase Plan
                Shares.


  (a)(1)(ix)    Memo to Optionees, dated December 15, 2000.


  (a)(1)(x)     Notice of Instructions (Options).


  (a)(1)(xi) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


  (a)(2)        Not applicable.


  (a)(3)        Not applicable.


  (a)(4)        Not applicable.


  (a)(5)(i)     Letter to Clients for use by Brokers, Dealers, Commercial
                Banks, Trust Companies and Other Nominees.


  (a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


  (a)(5)(iii)   Press Release dated December 15, 2000.


  (b)           Not applicable.


  (d)           Not applicable.


  (g)           Not applicable.


  (h)           Not applicable.